U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9F/A

(Amendment No. 3)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder

CATALYST PAPER CORPORATION

(Name of Subject Company)

Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

CATALYST PAPER CORPORATION
(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

14888T014

(CUSIP Number of Class of Securities)

Valerie Seager
Vice President and General Counsel
Catalyst Paper Corporation
16th Floor
250 Howe Street
Vancouver, BC V6C 3R8
Canada
(604) 654-4000

(Name, address (including zip code) and telephone number (including area code)
of person authorized to receive notice and communications
on behalf of the person(s) filing statement)

With copies to:

Peter C. Kalbfleisch	Kenneth R. Blackman.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver & Jacobson LLP
Suite 2600, Three Bentall Centre	One New York Plaza
595 Burrard Street, P.O. Box 49314	New York, New York 10004
Vancouver, BC, Canada V7X 1L3	(212) 859-8000
(604) 631-3300

PART I – INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.                  Home Jurisdiction Documents

Directors’ Circular, dated  August 25, 2006 (the “Directors’ Circular”), of Catalyst Paper Corporation (“Catalyst”) relating to an offer by CTOE LLC, a Delaware limited liability company formed at the request of Third Avenue Management LLC (previously filed as Exhibit 1.1 to Catalyst’s Schedule 14D-9F (File No. 005-79409), filed August 28, 2006).

ITEM 2.                  Informational Legend

See “Notice to Shareholders in the United States” on the outside front cover of the Directors’ Circular.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following additional exhibits are filed as part of this Schedule.

1.2           Press Release of Catalyst, dated September 18, 2006 (incorporated by reference to Exhibit 99.1 to Catalyst’s Form 6-K (File No. 000-49751), filed September 19, 2006)

1.3           Press Release of Catalyst, dated August 28, 2006 (incorporated by reference to Exhibit 99.1 to Catalyst’s Form 6-K (File No. 000-49751), filed August 28, 2006)

1.4           Press Release of Catalyst, dated October 6, 2006 (previously filed as Exhibit 1.4 to Catalyst’s Amendment No. 2 to Schedule 14D-9F (File No. 005-79409), filed October 10, 2006)

1.5           Letter to Shareholders, dated October 16, 2006, as to redemption of Shareholder Rights Plan (incorporated by reference to Exhibit 99.1 to Catalyst’s Form 6-K (File No. 000-49751), filed October 16, 2006)

1.6           Notice of Redemption (incorporated by reference to Exhibit 99.2 to Catalyst’s Form 6-K (File No. 000-49751), filed October 16, 2006)

1.7           Payment Form (incorporated by reference to Exhibit 99.3 to Catalyst’s Form 6-K (File No. 000-49751), filed October 16, 2006)

PART III – UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.             Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.             Consent to Service of Process

(a)           Concurrently with the initial filing of this Schedule, Catalyst filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of Catalyst’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Catalyst.

PART IV – SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATALYST PAPER CORPORATION

Date: October 16, 2006	By:	s/ Valerie Seager
Valerie Seager
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

1.1	Directors' Circular, dated August 25, 2006, of Catalyst (previously filed as Exhibit 1.1 to Catalyst's Schedule 14D-9F (File No. 005-79409) filed August 28, 2006)

1.2	Press Release of Catalyst, dated September 18, 2006 (incorporated by reference to Exhibit 99.1 to Catalyst’s Form 6-K (File No. 000-49751), filed September 19, 2006)

1.3	Press Release of Catalyst, dated August 28, 2006 (incorporated by reference to Exhibit 99.1 to Catalyst’s Form 6-K (File No. 000-49751), filed August 28, 2006)

1.4	Press Release of Catalyst, dated October 6, 2006 (previously filed as Exhibit 1.4 to Catalyst’s Amendment No. 2 to Schedule 14D-9F (File No. 005-79409), filed October 10, 2006)

1.5

Letter to Shareholders, dated October 16, 2006, as to redemption of Shareholder Rights Plan (incorporated by reference to Exhibit 99.1 to Catalyst’s Form 6-K (File No. 000-49751), filed October 16, 2006)

1.6	Notice of Redemption (incorporated by reference to Exhibit 99.2 to Catalyst’s Form 6-K (File No. 000-49751), filed October 16, 2006)

1.7	Payment Form (incorporated by reference to Exhibit 99.3 to Catalyst’s Form 6-K (File No. 000-49751), filed October 16, 2006)